UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  September 7, 2016

LPATH, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35706	16-1630142
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4025 Sorrento Valley Blvd.

San Diego, California 92121

(Address of principal executive offices) (Zip Code)

(858) 678-0800

Registrant’s telephone number, including area code

Not applicable

(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On September 8, 2016, Lpath, Inc. (“Lpath” or the “Company”), Lpath Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Lpath (“Merger Sub”), and Apollo Endosurgery, Inc., a Delaware corporation (“Apollo”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Apollo, with Apollo becoming a wholly-owned subsidiary of Lpath and the surviving corporation of the merger (the “Merger”). The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, Lpath will issue shares of its common stock to Apollo pursuant to an Exchange Ratio (as defined in the Merger Agreement) such that immediately following the effective time of the Merger, the Lpath security holders are expected to own approximately 4.2% of the outstanding capital stock of the Company on a fully diluted basis after giving effect to Apollo’s pre-Merger financing activities referred to below, with the security holders of Apollo, including those security holders participating in the pre-Merger financing, expected to own approximately 95.8%, subject to adjustment as described in the Merger Agreement.

Prior to Apollo’s entry into the Merger Agreement, certain of the existing stockholders of Apollo, entered into securities purchase agreement (the “Securities Purchase Agreement”) with Apollo pursuant to which such parties have agreed, subject to the terms and conditions of the securities purchase agreement, to purchase prior to consummation of the Merger shares of Apollo’s capital stock for an aggregate purchase price of approximately $29 million, which will form a part of Apollo’s 95.8% ownership.

Consummation of the Merger is subject to certain closing conditions, including, among other things, approval by the stockholders of Lpath and Apollo. In accordance with the terms of the Merger Agreement, (i) certain executive officers, directors and 5% or greater stockholders of Apollo (solely in their respective capacities as Apollo stockholders) have each entered into a support agreement with Lpath and Apollo to vote all of their shares of Apollo capital stock in favor of adoption of the Merger Agreement (the “Apollo Support Agreements”) and (ii) certain executive officers and directors of Lpath (solely in their capacity as Lpath stockholders) have each entered into a support agreement with Lpath and Apollo to vote all of their shares of Lpath common stock in favor of adoption of the Merger Agreement (the “Lpath Support Agreements,” together with the Apollo Support Agreements, the “Support Agreements”). The Support Agreements place certain restrictions on the transfer of the shares of Lpath and Apollo held by the respective signatories thereto and include covenants as to the voting of such shares in favor of approving the transactions contemplated by the Merger Agreement and against any actions that could adversely affect the consummation of the Merger.

The Merger Agreement contains certain termination rights for both Lpath and Apollo, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $390,000, or in some circumstances reimburse the other party’s expenses incurred, up to a maximum of $250,000.

At the effective time of the Merger, the Board of Directors of Lpath is expected to consist solely of members designated by Apollo.

The preceding summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the form of Lpath Support Agreement and the form of Apollo Support Agreement, which are filed as Exhibits 2.1, 2.2 and 2.3, respectively, and which are incorporated herein by reference.

Item 2.06. Material Impairments.

As a result of the transactions described above under Item 1.01 of this Form 8-K, Lpath expects to record an impairment loss estimated to be approximately $1.7 million representing the carrying value of the patents and equipment associated with its drug discovery and development operations.  Lpath expects to report the impairment loss in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

(a)     On September 7, 2016, the Board of Directors of the Company approved and adopted the Amended and Restated Bylaws of the Company (the “Bylaws”). The Bylaws include an update for a forum selection clause specifying Delaware as the sole and exclusive forum for derivative or breach of duty suits or proceedings, claims relative to the General Corporation Law of Delaware, the Certificate of Incorporation or Bylaws of the Company, or suits pertaining to the internal affairs of the Company.

The foregoing summary description of certain provisions of the Bylaws are qualified in their entirety by the full text of the Bylaws, a copy of which is filed as Exhibit 3.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, Lpath and Apollo intend to file relevant materials with the Securities and Exchange Commission, or the SEC, including a registration statement on Form S-4 that will contain a prospectus and a proxy statement. Investors and security holders of Lpath and Apollo are urged to read these materials when they become available because they will contain important information about Lpath, Apollo and the proposed merger. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Lpath with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Lpath by directing a written request to:  Lpath, Inc., 4025 Sorrento Valley Blvd. San Diego, CA 92121, Attention: CEO.  Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Lpath and its directors and executive officers and Apollo and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lpath in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed merger will be included in the joint proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Lpath is also included in Lpath Annual Report on Form 10-K for the year ended December 31, 2015 and the proxy statement for Lpath’s 2016 Annual Meeting of Stockholders. These documents are available free of charge at the SEC web site (www.sec.gov) and from the CEO at Lpath at the address described above.

Item 8.01 Other Events.

On September 8, 2016, Lpath issued a joint press release with Apollo relating to the Merger Agreement. In addition, Apollo and Lpath announced they will host a joint conference call to discuss the transaction on Monday, September 12 at 4:30 p.m. EST. Interested participants and investors may access the conference call by dialing 1-855-239-3117 for domestic callers or 1-412-542-4126 for international callers or 1-855-669-9657 for Canada callers and ask to join the Lpath conference call. The conference call will be webcast live under the investor relations section of the Lpath website at www.Lpath.com and will be archived there for 60 days following the call. A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits.

(d)  Exhibits

Exhibit No.		Description

2.1	*	Agreement and Plan of Merger and Reorganization, dated as of September 8, 2016, by and among Lpath, Inc., Lpath Merger Sub, Inc. and Apollo Endosurgery, Inc.

2.2		Form of Support Agreement, by and between Apollo Endosurgery, Inc. and certain directors and officers of Lpath, Inc.

2.3		Form of Support Agreement, by and between Lpath, Inc., Apollo Endosurgery, Inc. and certain directors, officers and affiliated stockholders of Apollo Endosurgery, Inc.

3.1		Amended and Restated Bylaws of Lpath, Inc.

99.1		Press release, dated September 8, 2016.

*                 The schedules and exhibits to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LPATH, INC.

Dated: September 8, 2016	By:	/s/ Gary J.G. Atkinson
Name: Gary J.G. Atkinson
Title: Interim Chief Executive Officer, Chief Financial Officer and Secretary

EXHIBIT INDEX

Exhibit No.		Description

2.1	*	Agreement and Plan of Merger and Reorganization, dated as of September 8, 2016, by and among Lpath, Inc., Lpath Merger Sub, Inc. and Apollo Endosurgery, Inc.

2.2		Form of Support Agreement, by and between Apollo Endosurgery, Inc. and certain directors and officers of Lpath, Inc.

2.3		Form of Support Agreement, by and between Lpath, Inc., Apollo Endosurgery, Inc. and certain directors, officers and affiliated stockholders of Apollo Endosurgery, Inc.

3.1		Amended and Restated Bylaws of Lpath, Inc.

99.1		Press release, dated September 8, 2016.

*                 The schedules and exhibits to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.